July 30, 2015

David L. Ridenour (202) 339-8560 dridenour@orrick.com

Ms. Katherine W. Hsu
Chief, Office of Structured Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, NE
Mail Stop 30628
Washington, DC 20549

Re:	Barclays Dryrock Issuance Trust Barclays Dryrock Funding LLC Barclays Bank Delaware Form SF-3 Registration Statement

Dear Ms. Hsu:

Enclosed for your review are three (3) courtesy copies of the Registration Statement on Form SF-3 for the Barclays Dryrock Issuance Trust (the “Trust”), which was filed electronically through the EDGAR system on July 30, 2015. This Form SF-3 is being filed pursuant to Rule 415(a)(6) and relates to securities previously registered, but which remain unsold, under a registration statement on Form S-3 (File nos. 333-200980, 333-200980-01, 333-200980-02), initially filed on December 16, 2014, which became effective on January 7, 2015.

In addition, enclosed for your review are three (3) courtesy blacklines of the Registration Statement on Form SF-3 for the Trust, marked to show the specific changes made to the previously filed Form S-3 to address the new “Regulation AB II” requirements.

Should you have any questions or require additional information, please do not hesitate to contact me at (202) 339-8560.

Sincerely, /s/ David L. Ridenour David L. Ridenour

Enclosures